

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2018

Bin Li
Chief Executive Officer
NIO Inc.
Building 20, No. 56 AnTuo Road, Jiading District
Shanghai, 201804
People's Republic of China

   Re: **NIO Inc.**
        Amendment No. 2 to Registration Statement on Form F-1
        Filed August 31, 2018
        File No. 333-226822

Dear Mr. Li:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 21, 2018 letter.

Amendment No. 2 to Registration Statement on Form F-1

Risk Factors
Risk Factors Relating to Our ADSs and This Offering
ADS Holders may not be entitled to a jury trial with respect to claims, page 57

1.   We note that Section 7.6 of your deposit agreement filed as Exhibit 4.3, provides that
      "[t]he fees of the arbitrator and other costs incurred by the parties in connection with such
      Arbitration shall be paid by the party or parties that is (are) unsuccessful in such
      Arbitration." Please revise this risk factor and the disclosure in your 'Jurisdiction and

Arbitration" section on page 196 to describe the fee shifting provision and to address the risk to investors associated with this provision.

Business
Our Power Solutions
Power Express and Other Power Solutions, page 126

2.   We note your revised disclosure that you have entered into a framework agreement with the State Grid Corporation of China with the aim of expanding the network of publicly accessible charging piles through technology and business model innovations in a collaborative way. If this agreement is material to your business, please describe the material terms of the agreement.

 You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Anne Nguyen Parker, Assistant Director, at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure